News Release

CIBC DECLARES DIVIDENDS

(Toronto, ON – June 5, 2003) – CIBC today declared a dividend of 41 cents per share on common shares for the quarter ending July 31, 2003, payable on July 28, 2003 to holders of record on June 27, 2003.

Class A Preferred Shares

Other dividends per share for the quarter ending July 31, 2003, payable on July 28, 2003, to holders of record on June 27, 2003, were declared as follows:

Series 14 – $0.371875

Series 15 – $0.353125

Series 16 – US$0.353125

Series 17 – $0.340625

Series 18 – $0.34375

Series 19 – $0.309375

Series 20 – US$0.321875

Series 21 – $0.375

Series 22 – US$0.390625

Series 23 – $0.33125

Series 24 – $0.375

Series 25 – $0.375

Series 26 – $0.359375

For further information: Rob McLeod, Senior Director, Corporate Communications and Public Affairs, (416) 980-3714 or Kathryn A. Humber, Senior Vice-President of Investor Relations, (416) 980-3341.